Exhibit 1

BRASIL TELECOM S.A.

Corporate Taxpayers Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Pubicly-Held Company

EXTRACT OF ITEM 1 OF THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS HELD ON JULY 28, 2011.

In my role as a secretary of the meeting of the Board of Directors, held on this date, I CERTIFY that item 1 of the Agenda of the Minutes of the Meeting of the Board of Directors of Brasil Telecom S.A, held on July 28, 2011, at 7:15 p.m., at Rua Humberto de Campos 425, 8th floor, Leblon, City and State of Rio de Janeiro, reads as follows:

“The meeting having started, as to item 1 of the Agenda, namely, “changes to the terms and conditions of the issuance of Debentures by the Company,” Bayard De Paoli Gontijo presented to the Board a proposal to amend the following conditions of the Issuance of debentures of the Company, approved by this board in a meeting held on July 13: Issue Date: August 8, 2011; Maturity: 6 years after the issue date; Subscription: through the Bond Distribution System (SDT – Módulo de Distribuição de Títulos), managed and operated by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“CETIP”), pursuant to the procedures of CETIP; Guarantee: The Debentures are not entitled to any kind of guarantee, and no endorsement by TMAR. Placement: The Debentures will be placed on a firm guarantee for subscription by the Lead Coordinator of the Issuance (Banco Santander (Brasil) SA). Firm Commitment Premium: 1.5% per annum, payable quarterly to the Lead Coordinator until the implementation of the corporate reorganization described in the Material Fact (Fato Relevante) disclosed on May 24, 2011 (“Corporate Reorganization”) or June 30, 2012, whichever occurs first. Corporate Restructuring: in case the Corporate Restructuring has not been fully implemented by June 30, 2012, the Company must (i) post the guarantee related to the Debentures, as acceptable to the Debenture Holders; (ii) transfer the debt in full to its controlling company; or (iii) liquidate the transaction, in accordance with what is stipulated in the Indenture. All the other characteristics of the Debentures recorded in the Minutes of the Meeting of the Board of Directors held on July 13, 2011 that do not conflict with the above conditions remain unchanged. The Board Members unanimously approved the definitions and the changes proposed above, as well as the delegation of powers to the Executive Officers to adopt any and all acts necessary for the implementation of the Issuance, including to hire services and enter into contracts whose terms and conditions it deems appropriate to the interests of the Company, by observing the obvious approved by this Board.”

A majority of the members of the Board of Directors were present and affixed their signatures: (/s/) José Mauro Mettrau Carneiro da Cunha – Chairman, João de Deus Pinheiro de Macedo, Francis James Leahy Meaney and João Carlos de Almeida Gaspar. Rio de Janeiro, July 28, 2011.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary